CONSOLIDATED BALANCE SHEETS
(U.S.$ in thousands)

	March 31,	December 31,
	2003	2002

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$20,632	$16,361
Accounts receivable, net of allowance for doubtful accounts of $3,973 (December 31, 2002 - $4,688)	234,361	172,745
Inventories	349,589	351,400
Future tax assets	11,417	11,417
Other current assets	8,513	2,997

Total Current Assets	624,512	554,920

Property, Plant and Equipment	908,015	898,948
Goodwill	116,564	114,374
Other Assets	4,320	3,159

TOTAL ASSETS	$1,653,411	$1,571,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	$231,632	$214,266
Other current liabilities	52,564	30,072
Bank Indebtedness	16,613	23,379
Current portion of long-term borrowings	349,206	83,942

Total Current Liabilities	650,015	351,659

Long-term Borrowings, Less Current Portion	182,143	411,833
Other Liabilities	111,779	99,341
Future Tax Liabilities	66,645	82,158
Minority Interest	—	33,312

TOTAL LIABILITIES	1,010,582	978,303

Shareholders’ Equity
Capital stock	547,601	513,400
Convertible debentures	85,075	79,134
Retained earnings (deficit)	(4,518)	1,329
Cumulative translation adjustment	14,671	(765)

TOTAL SHAREHOLDERS’ EQUITY	642,829	593,098

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,653,411	$1,571,401

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(U.S.$ in thousands, except earnings per share data)

	Three Months Ended
	March 31,

	2003	2002

	(unaudited)
NET SALES	$444,378	$217,983

OPERATING EXPENSES
Cost of sales	411,851	177,674
Selling and administrative	18,420	14,821
Depreciation	19,742	12,970
Other operating (income) expense	(1,781)	780

	448,232	206,245

INCOME (LOSS) FROM OPERATIONS	(3,854)	11,738

OTHER EXPENSES
Interest, net	7,436	10,827
Foreign exchange gain	(833)	(51)
Amortization of deferred financing costs	374	291

	6,977	11,067

(LOSS) INCOME BEFORE INCOME TAXES	(10,831)	671

INCOME TAX RECOVERY	(5,662)	(885)

(LOSS) INCOME BEFORE MINORITY INTEREST	(5,169)	1,556

MINORITY INTEREST	(217)	281

NET (LOSS) INCOME	$(4,952)	$1,275

EARNINGS PER COMMON SHARE — BASIC	$(0.03)	$0.01
EARNINGS PER COMMON SHARE — DILUTED	$(0.03)	$0.01

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S.$ in thousands, except share data)

				Retained	Cumulative
		Capital	Convertible	Earnings	Translation
	Shares	Stock	Debentures	(Deficit)	Adjustment	Total

Balance -
December 31, 2001	133,388,400	$58,364	$—	$(7,622)	$(944)	$49,798

Net income		—	—	11,132	—	11,132
Subsidiary stock activity		(187)	—	—	—	(187)
Foreign exchange		—	—	—	179	179
Debt converted to equity		325,948	—	—	—	325,948
Acquisition	51,503,960	129,275	79,134	—	—	208,409
Dividends paid		—	—	(2,181)	—	(2,181)
Balance -

December 31, 2002	184,892,360	513,400	79,134	1,329	(765)	593,098
Net loss		—	—	(4,952)	—	(4,952)
Subsidiary stock activity	13,198,501	34,201	—	—	—	34,201
Foreign exchange		—	5,941	—	15,436	21,377
Interest on convertible debentures		—	—	(895)	—	(895)

Balance -
March 31, 2003	198,090,861	$547,601	$85,075	$(4,518)	$14,671	$642,829

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

	Three Months Ended
	March 31,

	2003	2002

OPERATING ACTIVITIES
Net (loss) income	$(4,952)	$1,275
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	19,742	12,970
Amortization	374	291
Deferred income taxes	(5,600)	(64)
Loss (Gain) on disposition of property, plant and equipment	97	159
Unrealized foreign exchange on related party loans	3,374	(31)
Accrued interest on related party loans	(1,434)	(719)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(66,438)	(24,824)
Inventories	11,085	257
Other assets	(4,349)	214
Liabilities	41,338	2,956

NET CASH USED BY OPERATING ACTIVITIES	(6,763)	(7,516)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(11,068)	(10,052)
Proceeds from dispositions	72	70

NET CASH USED IN INVESTING ACTIVITIES	(10,996)	(9,982)

FINANCING ACTIVITIES
Term debt payments	(18,074)	(6,250)
Revolving credit borrowings	10,722	22,449
Increase in related party loans payable	30,000	—
Additions to deferred financing costs	(41)	—
Foreign exchange (loss) gain	(359)	104
Changes in minority interest	(218)	301
Subsidiary stock activity	—	(38)

NET CASH PROVIDED BY FINANCING ACTIVITIES	22,030	16,566

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,271	(932)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,361	5,087

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$20,632	$4,155

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2003 and 2002
(United States Dollars in thousands, except per share amounts)

NOTE 1 — BASIS OF PRESENTATION

     The 2002 consolidated financial statements include the results and accounts of companies controlled by Gerdau Ameristeel Corporation, a Canadian corporation, whose ultimate parent is Gerdau S.A., a Brazilian Company. The financial statements include the accounts of Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries Gerdau Ameristeel MRM Special Sections Inc., Gerdau MRM America Holding Corp., Porter Bros. Corporation, GUSAP Partners, Mandak Car Crusher Inc., MFT Acquisition Corp., 3038482 Nova Scotia Company, PASUG Inc., (combined, referred to as Gerdau Canada Group), and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (“GUSA’’), collectively, the “Gerdau North America Group”. All significant intercompany transactions and accounts have been eliminated in consolidation.

     On October 23, 2002, the ultimate parent company of the Gerdau North America Group entered into a transaction agreement with Co-Steel Inc. (“Co-Steel’’), a Canadian public company. This transaction agreement resulted in Co -Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel’s total common shares. As part of this transaction, certain related party loans payable of the Gerdau North America Group were converted into equity in October 2002. The transaction was accounted for using the reverse-take-over method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group’s historical accounts became the historical accounts of Co-Steel for all periods prior to the date of merger. In connection with the merger, Co-Steel’s name was changed to Gerdau Ameristeel Corporation (the “Company’’ or “Gerdau Ameristeel”).

     On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to one. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau Ameristeel.

     The Company operates steel mini-mills, producing primarily steel bars and special sections for commercia l and industrial building construction and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers and electric utilities.

     The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. However all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normally recurring items.

     These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report. The results of the three months ended March 31, 2003 and 2002 are not necessarily indicative of the results to be expected for future periods.

NOTE 2 — INVENTORIES

     Inventories consist of the following ($000s):

	At March 31,	At December 31,
	2003	2002

Ferrous and non-ferrous scrap	$45,727	$40,983
Work in -process	33,919	33,701
Finished goods	186,902	195,893
Raw materials (excluding scrap) and operating supplies	83,041	80,823

	$349,589	$351,400

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following ($000s):

	At March 31,2003

		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$67,287	$2,775	$64,512
Buildings and improvements	154,174	24,417	129,757
Machinery and equipment	907,252	219,886	687,366
Construction in progress	20,158		20,158
Property, plant and equipment held for sale	6,222	—	6,222

	$1,155,093	$247,078	$908,015

NOTE 4 — JOINT VENTURES

     The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and SSS/MRM Guide Rail are 50% joint ventures. The Company’s interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company’s proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

     The Company’s interest in the joint ventures is as follows ($000s):

At March 31,
2003

Balance Sheet
Current assets	$46,747
Property, plant and equipment Land	4,525
Buildings	19,335
Machinery and equipment	81,832
Construction in progress	1,264
Current liabilities	20,581
Long-term debt	4,180

	At March 31,	At March 31,
	2003	2002

Statement of Earnings
Sales	$53,879	$3,411
Operating earnings	4,004	501
Earnings before income taxes	3,887	499

Changes in Cash Flows
Cash provided by (used in)
Operating activities	$2,074	$190
Investing activities	(1,795)	9
Financing activities	(2,092)	(1,042)

Proportionate share of decrease in cash	$(1,813)	$(843)

NOTE 5 — LONG-TERM DEBT

     The Company has debt agreements that are specific to the Gerdau Canada Group, GUSA and former Co-Steel entities.

     Gerdau Ameristeel debt includes the following ($000s):

At March 31,
2003

Gerdau Canada Group:
Bank indebtedness	$12,613
U.S. Dollar Floating Rate Term Loan	49,920
Canadian dollar revolving loan	42,810
Other	1,434

GUSA:
AmeriSteel Revolving Credit Agreement	101,800
AmeriSteel Term Loan	62,500
Industrial Revenue Bonds	36,795
Related Party Loan	30,000
AmeriSteel Bright Bar	3,461
Other	755

Co-Steel Group:
Bank Indebtedness	4,000
Canadian dollar revolving loan (Cdn$48.3 million)	59,756
U.S. Dollar Fixed Rate Reducing Term Loan	96,784
Fair value of early payment penalty of fixed rate reducing term loans	7,455

U.S. dollar revolv ing loan	34,284
Other	3,595

547,962
Less current portion	(365,819)

$182,143

GERDAU CANADA GROUP

     The Gerdau Canada Group has a total authorized revolver facility of Cdn $73 million ($46 million) that bears interest at floating market rates approximating the bank’s prime rate (as defined in the agreement) plus 1.75% or Bankers’ Acceptance plus 2.75%. Companies in the Gerdau Canada Group have pledged accounts receivable and inventory as collateral. The revolver facility expires on September 30, 2003 and is renewable through January 15, 2004.

     The total authorized Canadian term facility is currently $49.9 million with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank’s prime rate (as defined in the agreement) plus 1.75%. Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group’s bank as the counterparty in November 1999 that effectively fixes the rate of interest on approximately 50% of the balance. The agreement is for $17 million and bears interest at 6.425% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represents the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at March 31, 2003, was $1.3 million ($1.2 million at December 31, 2002).

     The Canadian banking agreement, which includes Gerdau Steel Inc. (the controlling shareholder of Gerdau Ameristeel), contains various restrictive covenants with respect to maintenance of certain financial ratios. At December 31, 2002 and March 31, 2003, the Company was not in compliance with certain covenants and requested and received a waiver of compliance.

     In addition, the Gerdau Canada Group banking agreement requires additional principal repayments of 50% of surplus combined cash flow as defined by the banking agreement for years 2001 — 2003. Based on the cash flows recorded in 2002, Gerdau Canada will be required to make an additional principal repayment of $4.1 million in 2003.

     Collateral for the Canadian credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and (iii) a guaranty by Gerdau S.A. In addition, an “all risks” insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders.

GUSA

     GUSA’s primary financial obligation outstanding as of March 31, 2003 is a $285 million credit facility (the “Revolving Credit Agreement”) of which $100 million is a term loan that amortizes at the rate of 25% per year beginning in December 2001. It is collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company’s Charlotte Mill property, plant and equipment. The Revolving Credit Agreement matures in September 2005. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at March 31, 2003 and December 31, 2002 was approximately 3.5% and 3.8%, respectively. The Revolving Credit Agreement contains certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit are subject to an aggregate sublimit of $50 million. In April 2003, GUSA requested and received a waiver of non-compliance for the period from March 31, 2003 until June 29, 2003 from the lenders under this facility due to exceeding the leverage covenant ratio of 3.75 to 1 as defined in the credit agreement.

     GUSA’s industrial revenue bonds (“IRBs”) were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June

2002. The interest rates on these bonds range from 50% to 75% of the prime rate; $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of March 31, 2003, GUSA had approximately $44.8 million of outstanding letters of credit, primarily for IRBs and insurance.

     The AmeriSteel Bright Bar Loan represents a bank loan of GUSA’s majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. AmeriSteel is a guarantor of the loan.

     In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments are specific tranches of LIBOR-based revolving credit and term loan borrowings under the Company’s Revolving Credit Agreement. The aggregate fair value of the effective portion of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at March 31, 2003, was approximately $4.7 million. As the hedged transaction occurs, this amount will be charged as interest expense.

     In the first quarter of 2003, Gerdau Steel Inc. made loans totaling $30 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans were used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but it is the intent of the Company to repay these loans as soon as practicable.

CO-STEEL GROUP

     The Co-Steel entities at March 31, 2003 have revolving facilities of Cdn$133.9 million and Cdn$22.2 million which can be drawn in either Canadian or U.S. dollars. These facilities come due on January 15, 2004 and bear interest at the bankers’ acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratios.

     The fixed rate reducing term loan at March 31, 2003 was $96.8 million. This facility is reduced by $59.3 million on January 15, 2004 and then reduces by U.S.$12.5 million on July 15 in each of the years 2004 to 2006 and bears interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility include a make-whole provision (in the event of prepayment) that requires the Company to pay a penalty if interest rates had decreased since the original inception of the loan. At March 31, 2003, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was approximately $7.7 million.

     The facilities are secured by a first charge against substantially all assets of the former Co -Steel entities.

REFINANCING

     The Company’s Canadian credit facilities are scheduled to be reduced by approximately $120 million on January 15, 2004 and total debt to be repaid under existing repayment terms in fiscal 2004 totals $233 million. In March 2003, the Company commenced a $750 million refinancing program which the Company expects to complete in the second quarter of 2003. If successful, the proceeds from the refinancing program will be used to repay existing revolving credit facilities and term loans.

NOTE 6 — OTHER (INCOME) EXPENSE

     Other income net of other expense, for the three months ended March 31, 2003 consists of $2.4 million refunds from Ontario electric power suppliers partially offset by project startup costs of $461,000 relating to new electronic control systems installed at the Knoxville mill.

     Other expenses for the three months ended March 31, 2002 consists of $780,000 relating to the closing of the Wilmington, Delaware and St. Albans, West Virginia fabricating plants.

NOTE 7 — SEGMENT INFORMATION

     The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

     Operational results and other financial data for the geographic and two business segments for the three months ended March 31, 2003 and 2002, are presented below ($000s):

	Mills	Downstream	Total

Three Months Ended March 31, 2003
Revenue from external customers	$382,002	$62,376	$444,378
Intersegment revenues	70,072	—	70,072
Depreciation and amortization expense	16,638	797	17,435
Segment profit	2,270	308	2,578
Total Assets	1,531,767	123,395	1,655,162
Expenditures for long-lived assets	10,804	226	11,030

	Mills	Downstream	Total

Three Months Ended March 31, 2002
Revenue from external customers	$153,575	$64,408	$217,983
Intersegment revenues	34,189	—	34,189
Depreciation and amortization expense	9,568	994	10,562
Segment profit	13,477	2,034	15,511
Total Assets	1,072,697	125,320	1,198,017
Expenditures for long-lived assets	4,185	5,738	9,923

     Geographic data is as follows:

	United States	Canada	Total

March 31, 2003
Revenue from external customers	$345,524	$98,854	$444,378
Long-lived assets	659,741	248,274	908,015

March 31, 2002
Revenue from external customers	$182,700	$35,283	$217,983
Long-lived assets	395,132	132,543	527,675

     The reconciliation of reportable segments to combined totals is as follows ($000s):

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

Revenue
Total segment revenue	$514,450	$252,172
Elimination of intersegment revenues	(70,072)	(34,189)

Combined revenues	$444,378	$217,983

Depreciation and Amortization
Total segment depreciation and amortization	$17,435	$10,562
Corporate depreciation and amortization	2,681	2,699

Combined depreciation and amortization	$20,116	$13,261

Earnings (Loss)
Total segment profit	$2,578	$15,511
Other income (expense)	(1,781)	(780)
Elimination of intersegment profits	1,238	37
Unallocated amounts:
Corporate expense	(3,068)	(3,030)
Interest expense	(7,810)	(11,118)
Foreign exchange loss	(1,988)	51
Taxes (expense) benefit	5,662	885
Loss on investment	—
Minority interest	217	(281)

Consolidated profit (loss)	$(4,952)	$1,275

Assets
Total segment assets	$1,655,162	$1,198,017
Elimination of intersegment assets	(167,636)	(247,683)
Other unallocated assets	165,885	130,608

Combined assets	$1,653,411	$1,080,942

Expenditures for long-lived assets
Total segment expenditures	$11,030	$9,923
Corporate expenditures	38	129

Combined expenditures for long-lived assets	$11,068	$10,052

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

Revenues by product lines
Mill finished goods:
Stock rebar	$104,954	$43,754
Merchant bar/special sections	159,821	96,686
Rods	42,326	4,837
Flat rolled	50,515	—

Total mill finished goods:	357,616	145,277
Billets	5,835	2,674

Total mill products	363,451	147,951
Other mill segments	18,548	5,624
Fabricating and downstream	62,379	64,408

Total segment revenues	$444,378	$217,983